Exhibit 99.1

Transition Therapeutics Announces Enrolment Completion of ELND005 Phase 2 Clinical Study in Agitation and Aggression in Patients with Alzheimer's Disease

TORONTO, March 2, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) announced that its wholly owned subsidiary, Transition Therapeutics Ireland Limited ("TTIL") completed enrolment of the Phase 2 clinical study evaluating neuropsychiatric drug candidate ELND005 as a treatment for agitation and aggression in patients with mild, moderate and severe Alzheimer's disease ("AD").

The objectives of the Phase 2 clinical study ("Harmony AD Study") are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression.  The randomized, double-blind, placebo-controlled study has enrolled 350 AD patients at 69 clinical sites in the United States, Canada, Spain and the United Kingdom.  The primary efficacy endpoint of the study is the change from baseline in the Neuropsychiatric Inventory – Clinician ("NPI-C") scale of agitation and aggression.   It is anticipated that the top-line data from the Harmony AD Study will be announced mid-year 2015.

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated for multiple neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies has been completed with ELND005 to support clinical development.  ELND005 is being studied as a potential treatment of agitation and aggression in Alzheimer's disease and as a therapy for those with Down syndrome. ELND005 has received fast track designation from the psychiatry division of the United States Food and Drug Administration for its potential as a treatment of Neuropsychiatric Symptoms (including Agitation and Aggression) in AD.

About Neuropsychiatric Symptoms and Alzheimer's Disease

It is currently estimated that approximately 5.4 million Americans and approximately 7.2 million Europeans have AD and these numbers are expected to rise to 16 million by 2050.  AD is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgements, communicate and carry out daily activities.  Approximately 90% of AD patients develop neuropsychiatric symptoms, and up to 60% develop agitation and aggression over the course of their disease.  Agitation and aggression are among the most disruptive neuropsychiatric symptoms in AD and are associated with increased mortality, morbidity, and caregiver burden.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:02e 02-MAR-15